




hey
mama

HEY MAMA!
I'M GLAD YOU'RE HERE

Here at Hey Mama Wines, we believe in lifting other women up, supporting our fellow moms, and giving back to women all over the world while also putting a smile on your face! It's our mission to leave the world a little better than how we found it, so we created a product that helps women support other women while also donating a portion of the proceeds to moms around the world. We know wine won't change the world, but when women support women, magic can happen!



THE OPPORTUNITY



71 BILLION

The US wine market is a 71 Billion dollar industry

60%

Women account for 60% of all wine purchases in the US

2026

By the year 2026, Millennials will be the most dominant purchasing demographic in the wine category

THE OPPORTUNITY



1,000,000

More than 1,000,000 millennials are becoming mothers each year; 17 million moms and counting!

51%

According to Adweek, 51% of millennial moms value recommendations from other millennial moms and are 50% more likely to ask for a recommendation than other mothers. It's very easy to see that they influence each other more than they are influenced by any other group

THE OPPORTUNITY



17.4

Millennial Moms are known to have 3.4 social networks on average and spend 17.4 hours per week on social sites (4 hours more on average than any other 'mother' group). This means that retail purchases become heavily influenced by social media channels

92%

Millennial Mothers are reported to be the most receptive to cause marketing, with 92% wanting to buy products that support charities or bigger causes.

HOW WE GIVE BACK

01 10% of proceeds are donated to causes that help women, children, and parents

02 5% of employee time is spent volunteering for local organizations

03 By spreading the mission of giving back and supporting other moms, we hope to improve the quality of life for children and parents everywhere

OUR TARGET CUSTOMER

01 Millennial Mothers (ages 26-42) who care about supporting other women and feeling supported themselves

02 Women of all ages who know a mother, and have the means to purchase a token of support and appreciation

03 Men wanting to surprise their wives/mothers with a thoughtful gift to show their appreciation





MARKETING STRATEGY

Focus first on creating a highly curated social presence that is
both aesthetically pleasing as well as informative

Choose a group of influencers based on reach and budget to receive a PR box filled with wine and information on the brand as well as creative concepts and talking points for their collaboration



MARKETING STRATEGY

Host in-store launch parties for moms to come sample the products. Host larger launch parties where we partner with an influencer in a city and invite 50 other moms to attend and mingle. There are different benefits to each party, but they each raise awareness.



DTC AND REGIONAL DISTRIBUTION



DTC

Our direct to consumer strategy will be led by our network of influencer moms that have a collective following of 6.8 million people. At launch we'll be able to ship to 47 states through our 3PL.

Regional Distribution

We are focusing our wholesale strategy to key states including Texas, Florida, Tennessee, and Georgia identified through user analytics gathered from our collective social network.

TIMELINE OF EVENTS

2020 will focus on ramping up the awareness for the brand as well as meeting as many distributors and buyers and possible.

Q1 Distribute marketing materials to influencers and distributors. Begin shipping Hey Mama to stores

Q2 Mother's Day push. Get Hey Mama in as many stores as possible and schedule in-store events

Q3 Back to school. Focus marketing on moms who are sending a child off to kindergarten, highschool or even college.

Q4 Measurement and assessment of the year. Begin making plans for 2021

HOW WE WIN

exceptional taste

competitive price

influencer marketing

With our already strong influencer network we will be able to quickly and seamlessly reach our target customers through social media marketing. This will vastly increase our reach and customer awareness. We get into stores by having a creative bottle design, exceptional taste, and a competitive price that is sure to be a recipe for their success.



OUR FOUNDER



Lauren Stokes

Lauren is a mother of three, a Forbes 30 under 30 entrepreneur, and a cheerleader for women everywhere. She is also a lover of all things bubbly! Combining her passion for service and love for supporting other moms, she decided to create a product that would bring a smile to the faces of the women who received it.

"Why save champagne for special occasions? After all, being alive is a special occasion!"

Cheers, y'all!